
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 14, 2009

Merco Sud Agro-Financial Equities Corp.
(Exact name of Registrant as Specified in Its Charter)


Delaware	**000-53624**	
(State or other jurisdiction	**(Commission**	**(IRS Employer**
of incorporation)	**File Number)**	**Identification No)**


1811 Silverside Road, Wilimington, Delaware, 19810
(Address of principal executive offices)

(514) 876-9997
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

March 25, 2009, Pursuant to the approval of the Board of Directors of Merco Sud Agro-Financial Equities Corp. (the Company), a Delaware Corporation, and approval of at least a majority of the outstanding shares of common stock, the Company filed an amendment to its' certificate of incorporation with the state of Delaware (the company) effecting a one-for-fifteen reverse split of the Company's common stock. The split was effective as of the close of business on Thursday, March 24, 2009. As a result of the reverse stock split, every fifteen shares of the Company's old common stock will be converted into one share of the Company's new stock. A new CUSIP number has been issued for the Company's new common stock ("58934P103"). A copy of the Press Release is attached as exhibit 99.1 and is incorporated herein by reference.

The press release is available at the company's website, www.mercosudagrofin.com

Item 9.01 Financial Statement and Exhibits

Exhibit   Description

3.i   Delaware Certificate of Amendment
99.1   Press Release announcing reverse stock split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Merco Sud Agro-Financial Equities Corp.

Date: March 25, 2009   By: /s/ Albert Delmar
                                            Albert Delmar
                                            President and CEO